UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34807

VERINT SYSTEMS INC.

(Exact name of registrant as specified in its charter)

225 Broadhollow Road

Melville, New York 11747

(631) 962-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Effective as of November 26, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of August 24, 2025, by and among Verint Systems Inc., a Delaware corporation (“Verint”), Calabrio, Inc., a Delaware corporation (“Parent”), and Viking Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Verint, with Verint surviving as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Verint Systems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Verint Systems Inc.

Date: December 8, 2025	By:	/s/ Peter Fante
	Name:	Peter Fante
	Title:	Chief Administrative Officer